EXHIBIT (d)(2)

FORM OF AMENDMENT OF ELIGIBLE UNVESTED OPTIONS

Microsemi Corporation

2381 Morse Avenue

Irvine, California 92614

                    , 2005

[Name of Grantee]

[2381 Morse Avenue]

[Irvine, California 92614]

Dear [                    ]:

This letter agreement (this “Agreement”) confirms the agreement entered into by and between you and Microsemi Corporation, a Delaware corporation (the “Company”), in connection with certain stock options previously granted to you pursuant to the Company’s 1987 Stock Plan that are “Eligible Unvested Options”, as defined below.

Pursuant to and in accordance with the 1987 Stock Plan, and approval of the Compensation Committee and the Board of Directors of the Company, the Company has offered you the opportunity to elect to fully accelerate the vesting of all outstanding stock options held by you as of the Expiration Date of the Offer that would not otherwise vest on or prior to September 26, 2005 (each an “Eligible Unvested Option”), subject to certain conditions, including that no acceleration shall take effect as to your Eligible Unvested Options unless you concurrently accept and agree to the restrictions and terms of this Agreement.

Our records indicate that you elected to Amend and Accelerate all of your Eligible Unvested Options pursuant to the Offer, and the Company has accepted your election. Therefore, your Eligible Unvested Options, as designated on the accompanying Confirmation form, have become Amended and Accelerated Options on the terms hereof:

1. CONSENT AND AGREEMENT TO NON-QUALIFIED OPTION TREATMENT.

You agree and consent to the acceleration of your Eligible Unvested Options and the treatment of any incentive stock options exceeding the annual $100,000 threshold as non-qualified stock options. You acknowledge that if such acceleration of vesting would cause the aggregate fair market value of all Company Common Stock with respect to which incentive stock options are exercisable for the first time by any individual in the 2005 calendar year to exceed $100,000 (with the fair market value of such stock being determined as of the time the option was granted, which is equal to the option’s exercise price), such acceleration may result in the treatment of any incentive stock options exceeding the annual $100,000 threshold as non-qualified stock options.

2. LOCK-UP AGREEMENT.

You agree to refrain from selling, transferring, pledging, or otherwise disposing of any shares acquired upon the exercise of your accelerated Eligible Unvested Options (other than to the extent necessary to cover the exercise price, income taxes or withholdings, and standard brokerage commissions and fees) until the date on which the exercise would have been permitted under such options’ pre-acceleration vesting terms set forth in the option agreement(s) and grant notice(s) between you and the Company relating to your Eligible Unvested Options or, if earlier, upon a “Change in Control.” For purposes of this Agreement, “Change in Control” means the occurrence of either of the following events:

(i) Any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then outstanding voting securities; or

(ii) Consummation of a merger or consolidation of the Company with any other corporation,

other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approving a plan of complete liquidation of the Company or a consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets.

3. COUNTERPARTS.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one in the same instrument. Your Acknowledgement and Election Form constitutes a counterpart to this Agreement, pursuant to the Offer.

Please sign and return to the Company the enclosed copy of this Agreement as an additional record of this Agreement.

Sincerely,

MICROSEMI CORPORATION

By:
Name:
Title:

I acknowledge receipt and confirm my agreement with the foregoing terms and conditions.

Signature:
Name: